

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2022

Sally Lo
Chief Executive Officer
DH Enchantment, Inc.
Unit A, 13/F, Gee Luen Factory Building
316-318 Kwun Tong Road
Kowloon, Hong Kong

> **Re: DH Enchantment, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed May 2, 2022**
> **File No. 000-56322**

Dear Ms. Lo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10 filed May 2, 2022

Special Cautionary Notice, page ii

1. We note your disclosure in response to comment 1. In particular, we note you are defining "Company," "we," "us" and "our" to refer to DH Enchantment, Inc., the U.S. holding company and all of its subsidiaries on a consolidated basis. However, we note certain disclosure throughout your registration statement in which one or more of these terms appear to be used to refer to the holding company. For example, we note your statement on page 3 that "We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges..." Please further revise your disclosure throughout the registration statement to clearly differentiate, at all times, between the holding company and operating subsidiaries. In the description of your business, it should be explicit that your operations are conducted by your operating subsidiaries and not by your

holding company. Please make conforming revisions, as necessary, throughout the registration statement.

Item 1. Business, page 1

2. We note your disclosure in response to comment 2. Please expand to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In addition, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Specifically describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

3. Please disclose clearly that the company uses a structure that involves a subsidiary based in Hong Kong and what that entails. Please identify clearly the entity in which investors have an ownership interest and the entity(ies) in which the company's operations are conducted. Please describe how this type of corporate structure may affect investors and the value of their investment, including how and why it may be less effective than direct ownership.

Transfers of Cash to and from Our Subsidiaries, page 4

4. We note your disclosure in response to comment 5. Please expand this discussion to

    • Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors;

    • State that, to the extent cash in the business is in the Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Please provide conforming changes to the summary risk factors and risk factors sections. Under "Special Cautionary Notice" on page ii, provide cross-references to these other discussions; and

    • Provide a cross-reference to the consolidated financial statements.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sally Lo
DH Enchantment, Inc.
June 1, 2022
Page 3

You may contact Stacey K. Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jenny Chen-Drake